FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Publication Date: January 18, 2016

Press Release

Rating ‘brAA+’ assigned to Companhia Brasileira de Distribuição (CBD) placed on negative CreditWatch to reflect the same rating action taken for Casino

Primary analyst: Wendell Sacramoni, CFA, São Paulo, 55 (11) 3039-9741, wendell.sacramoni@standardandpoors.com

Additional analyst contact: Luísa Vilhena, São Paulo 55-11-3039-9727, luisa.vilhena@standardandpoors.com

Ratings committee leader: Luísa Vilhena, São Paulo 55-11-3039-9727, luisa.vilhena@standardandpoors.com

Summary

•         On January 15, 2016, Standard & Poor’s Ratings Services placed the ‘BBB-’ ratings of Casino on CreditWatch negative.

•         We placed CBD’s rating on CreditWatch negative because, in accordance with the methodology adopted by the group, a company’s rating may not be higher than that attributed to its parent company.

•         The CreditWatch negative listing means that we could affirm or downgrade by one notch CBD's rating if Casino's ratings are affirmed or downgraded by one notch; or that we could downgrade the company’s ratings by one or more notches if Casino’s rating is downgraded by two notches.

Rating Action

São Paulo (Standard & Poor’s), January 18, 2016 – Standard & Poor’s Ratings Services placed today the rating of ‘brAA+’ on the Brazilian National Scale assigned to Companhia Brasileira de Distribuição (“CBD”) on the CreditWatch negative list, reflecting the same action taken for the ‘BBB-’ ratings of its controlling group Casino Guichard-Perrachon & Cie S.A. (Casino: BBB-/CW Neg./A-3).

Fundamentals

The action reflects our belief that the rating of a subsidiary (e.g., CBD) may not be higher than the rating of its parent company, reflecting the risk of the latter interfering negatively in the subsidiary in a stress scenario. Accordingly, a downgrading of Casino’s ratings could lead to a similar move in CBD’s rating.

Based on our group's rating methodology, we consider CBD to be a subsidiary of “strategic importance” to Casino, given our belief that the company is important to the group’s long-term strategy and accounts for a significant portion of its revenue and EBITDA generation, and as such is unlikely to be sold.

CreditWatch

CreditWatch negative means that in the next 90 days we may affirm or downgrade by one notch CBD's rating if Casino's ratings are affirmed or downgraded by one notch, or that we could downgrade CBD’s rating by one or more notches if Casino’s ratings are downgraded by two notches, which is in line with our mapping table on the Brazil National Scale.

Criteria and Related Articles

Criteria

•         Standard & Poor's National and Regional Scales Mapping Tables, September 30, 2014.

•         National and Regional Scale Credit Ratings, September 22, 2014.

•         General Criteria: Group Ratings Methodology, November 19, 2013.

•         Corporate Ratings Methodology, November 19, 2013.

•         General Criteria: Use of CreditWatch and Outlook, September 14, 2009.

Articles

•         Retailer Casino 'BBB-/A-3' Ratings On CreditWatch Negative On Weak Trading In Brazil, In The Context Of High Debt Level, January 15, 2016.

•         Companhia Brasileira de Distribuição (CBD) ratings reaffirmed at 'brAA+'; outlook remains positive, September 18, 2015.

LIST OF RATINGS
CreditWatch Action
Credit Rating of Issuer	From	To
Brazil National Scale	brAA+/Positive/--	brAA+/CW Neg./--

Issuer	Date Rating was Initially Assigned	Date of Previous Rating Action
Companhia Brasileira de Distribuição
Credit Rating of Issuer
Brazil National Scale, Long Term	July 21, 2009	December 22, 2015

Additional regulatory information

Other services rendered to the issuer

No other services were provided for this issuer, click here for more information.

Attributes and limitations of credit rating

Standard & Poor’s Ratings Services uses in its credit analyses, information obtained from sources considered reliable, including that provided by issuers. Standard & Poor’s Ratings Services does not conduct audits or any due diligence process nor does it independently verify information received from the issuer or third parties in connection with its processes for credit ratings or for monitoring ratings assigned. Standard & Poor's Ratings Services does not check the completeness and accuracy of the information it receives. The information provided to us may in fact contain inaccuracies or omissions that could be relevant to credit rating analysis.

In connection with the analysis for this credit rating(s), Standard & Poor's Ratings Services believes it has sufficient information of a satisfactory quality to enable it to reach its credit rating opinion. Assignment of a credit rating to an issuer or an issue by Standard & Poor's Ratings Services should not be viewed as a guarantee of accuracy, completeness or timeliness of (i) the information that Standard & Poor's Ratings Services relied on in connection with the credit rating or (ii) the results that could be obtained using the credit rating or related information.

Sources of information

To assign and monitor its ratings, Standard & Poor’s, based on the type of issuer/issue, uses information received from the issuers and/or their agents and advisors, including audited financial statements for the Fiscal Year, quarterly financial statements, corporate information, prospectuses and other materials provided, historical and projected data received during meetings with issuers' managements, as well as MD&A reports and similar documents from the evaluated entity and/or its parent company. Moreover, we use information from the public domain, including information published by securities regulators, the banking and insurance sectors, and/or other regulators, stock markets and other public sources, as well as information services in domestic and international markets.

Notice of ratings to issuer

Standard & Poor’s notice to issuers of their assigned rating is covered in the policy on “Pre-Publication Notice to Issuers.”

Frequency of ratings reviews

Standard & Poor’s monitoring of its credit ratings is addressed in:

•        General Description of the Credit Rating Process (Credit Ratings Review section) http://www.standardandpoors.com/ratings/articles/pt/la/?articleType=PDF&assetID=1245338484985

•        Monitoring Policy

http://www.standardandpoors.com/ratings/articles/pt/la/?articleType=PDF&assetID=124 5319078197

Potential conflicts of interest for S&P Ratings Services

Standard & Poor’s Brazil publishes the list of actual or potential conflicts of interest in the section “Conflicts of Interest — Instruction 521/2012, Article 16 XII” at www.standardandpoors.com.br

5% limit

S&P Brazil publishes in its Reference Form, available at http://www.standardandpoors.com/pt_LA/web/guest/regulatory/disclosures, all entities accounting for more than 5% of its annual revenues.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 19, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.